SMIC Awarded Largest Team Prize in Inaugural Shanghai J.P. Morgan Corporate Challenge

On October 20th 2011, SMIC participated in Shanghai’s inaugural J.P. Morgan Corporate Challenge, a 5.6km race that attracts teams from leading companies around the world with the aim of promoting team spirit, encouraging healthy competition, and supporting charity. The first J.P. Morgan Corporate Challenge held in Shanghai, it hosted 3,888 participants from 158 companies.

SMIC won the award for the largest number of participants, with 293 entrants. A J.P. Morgan statement called this “a phenomenal number for a debut event.” For winning the largest team prize, the J.P. Morgan Foundation will donate $2,000 USD to a charity chosen by SMIC.

SMIC’s runners were also very competitive: SMIC’s women’s team (composed of the top four women racers) won 2nd place out of all of the women’s teams, while SMIC’s mixed team won 3rd place and men’s team won 4th. Individually, SMIC engineer Rice Ma finished 10th place overall out of the 3888 participants, while Jennifer Dyess and Janai Wallace placed 13th and 14th respectively in the women’s category.

SMIC employees’ enthusiastic participation in the J.P. Morgan Corporate Challenge demonstrated the company’s competitive, engaged, and socially responsible spirit. SMIC is committed to promoting the health and physical fitness of employees and their families, and continues to actively encourage employee participation in charitable activities and events.

J.P. Morgan Press Announcement: